ENTER CORP.
9 Hayarden Street
Moshav Yashresh
D.N. Emek Sorek
Israel. 76838
Phone: 011-972-54-996-2967
Facsimile: 011-972-57-955-7292

April 19, 2010

VIA FACSIMILE (1-703-813-6963) AND EDGAR

Mr. John Reynolds, Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C.

Re:	Enter Corp.
Registration Statement on Form S-1/A
Filed April 7, 2010
File No. 333-164000

Dear Mr. Reynolds,

Thank you for advising us that the Commission has no further comment relating to the above-referenced registration statement (the “Registration Statement”) of Enter Corp. (the “Company”). The Company hereby requests acceleration of the effective date of the Registration Statement to April 21, 2010 at 11:00 AM or as soon thereafter as practicable, and as part of this request acknowledges the following:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you need any additional information for purposes of this request, please contact our counsel, Carl M. Sherer, at (617)997-0097.

As you are aware, we plan to supplement the Registration Statement under Rule 424(b)-3 after effectiveness at the Commission’s request.

Very Truly Yours,

/s/ Itzhak Ayalon
Itzhak Ayalon
President, Chief Executive Officer and Director

Cc:  Ms. Janice McGuirk, of Corporation Finance
        Carl M. Sherer, Esq.